Filed by Rusoro Mining Ltd.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: Gold Reserve Inc.

Commission File Number: 333-156117

Date: January 5, 2009

Suite 2164 – 1055 Dunsmuir Street, Four Bentall Centre

Vancouver, BC V7X 1B1

Tel:  604-632-4044    Fax:  604-632-4045 Toll Free 1 800-668-0091

Website: www.rusoro.com         email: info@rusoro.com

Rusoro Responds to Gold Reserve’s Directors’ Circular
and Ongoing Defensive Tactics

January 5, 2009	Trading Symbol (TSX-V):RML

Vancouver, Canada - Rusoro Mining Ltd. (TSX-V:RML) (“Rusoro” or the “Company”) is pleased to confirm that, in spite of continued defensive tactics by Gold Reserve Inc. (“Gold Reserve”), Rusoro is committed to providing Gold Reserve shareholders the opportunity to consider Rusoro’s bid for 100% of the shares of Gold Reserve (the “Bid”) on its merits.  The Bid was launched on December 15, 2008, it remains open, and Gold Reserve shareholders are free to tender their shares to the bid at any time prior to the Bid expiry time of midnight at the end of January 21, 2009.

Andre Agapov, CEO of Rusoro stated, “We have proven our ability to acquire, rationalize, turn-around, and operate previously struggling assets in Venezuela and we are excited to have the opportunity to apply our experience to Gold Reserve’s projects for the benefit of Gold Reserve and Rusoro shareholders.  We will work very hard to make sure Gold Reserve shareholders are not prevented by their own management team from having the opportunity to consider our premium bid.  We have just completed a positive quarter of operations at both our Choco 10 and Isidora mines and will be providing an update on our operations shortly.  Having only acquired the Choco 10 mine in November 2007 and the Isidora mine in July 2008, both of which had been shut down by their previous owners due to labour and permitting issues, my congratulations go to our operational teams who have done an outstanding job in an incredibly short timeframe.”

On December 30, 2008, Gold Reserve filed a court application for an injunction that, if granted, would prevent the Gold Reserve shareholders from considering the Bid.  Rusoro will vigorously defend itself against all of the allegations made in Gold Reserve’s injunction application to ensure that Gold Reserve shareholders have the opportunity to accept our premium offer.

Also on December 30, 2008, the Gold Reserve board of directors issued their response circular (the “GRZ Circular”) in connection with the Bid.  In the GRZ Circular, Gold Reserve made unfounded allegations including attacks on the Bid as well as Rusoro’s financial and operating record.  By way of example:

•      Gold Reserve claims that the Bid was not a premium bid.  This is untrue.  As of December 12, 2008 (the last trading day before the Bid was announced), the Bid represented a value of C$1.08 per Gold Reserve share, a premium of 140% on the closing prices and 209% on the 30-day volume weighted average prices, using Rusoro’s and Gold Reserve’s share prices for the relevant trading days on the TSX Venture Exchange and the Toronto Stock Exchange respectively.  Based on Rusoro’s closing price on the TSX Venture Exchange on Friday, January 2, 2009, the Bid represented a value of C$2.04 per Gold Reserve share.

•      Gold Reserve hired a litigation accounting firm to attack Rusoro’s financial statements.  Rusoro is confident that it has provided all required financial disclosure in its public filings.  Gold Reserve’s litigation firm made no allegation that Rusoro’s financial statements do not comply with Canadian or U.S. accounting requirements.  Furthermore, this litigation firm went to great lengths to confirm that Rusoro had prepared its statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).  Rusoro also reconciled its relevant financials to U.S. GAAP for the benefit of Gold Reserve’s U.S. shareholders.

•      Gold Reserve hired a technical consulting firm to attack Rusoro’s technical disclosure.  However, this consulting firm’s principal conclusion was that Rusoro may have overstated its contained ounces of gold by approximately 114,000 ounces due to the amount of mining Rusoro has completed since the last reserve/resource update.  This amount is approximately 1.6% of Rusoro’s measured and indicated resources (inclusive of reserves) of 7.1 million ounces of gold and Rusoro does not believe this change is material.

•      Gold Reserve claims that calculating the pro-rata ownership of Gold Reserve shareholders in a combined company on an issued share basis (which would be 30.4%) is misleading.  Alternatively, Gold Reserve suggests that on a fully-diluted basis the pro-rata ownership of Gold Reserve shareholders would decrease to 22%.  For this dilution to occur, US$80 million in debt would be eliminated from Rusoro’s balance sheet and an additional US$425 million in cash would be generated for the combined company, at an average price of C$3.58 per Rusoro share (using the noon Bank of Canada exchange rate on January 2, 2009 of C$1.2107/US$).

•      Gold Reserve challenges Rusoro’s ability to operate in Venezuela by implying that Rusoro does not have a constructive working relationship with the Venezuelan authorities.  This claim is unfounded.  Since commencing operations, the Rusoro team has repeatedly demonstrated its ability to operate successfully in Venezuela by being able to:

•      Restart the Choco 10 mine shortly after its acquisition after it had been effectively shut down as a result of both permitting and labour issues;

•      Restart the Isidora mine shortly after its acquisition after it had been effectively shut down as a result of both permitting and labour issues;

•      Permit and develop its San Rafael/El Placer project operations which are expected to reach commercial production in 2010;

•      Establish the first mixed enterprise joint venture of its kind with the Venezuelan government in the mining industry regarding the Isidora gold mining assets as part of its acquisition;

•      Resolve and duly settle the legacy legal proceedings instigated by Ferrominera del Orinoco in 2004 against, Promotora Minera de Venezuela S.A. (“PMV”).  These proceedings were initiated before PMV was part of the Rusoro group.  Rusoro acquired PMV as of November 30, 2007.  This action was formally abandoned on July 6, 2008, the legal proceedings were terminated on September 24, 2008 and, as a result, PMV’s 95% ownership in the Choco 10 operations is no longer under dispute.

•      Gold Reserve claims that Rusoro has material information regarding Gold Reserve’s Choco 5 property as a result of trespass.  This claim is unfounded.  Rusoro completed limited condemnation drilling on Gold Reserve’s Choco 5 property in the summer of 2008, in accordance with established practices between the two companies.  Condemnation drilling is drilling for the purpose of confirming that no mineral resources are present in a certain area, and in this case, Rusoro wanted to confirm that no gold was in the area of a proposed pit wall.  As expected, the condemnation drilling showed the rock to be barren.  Rusoro communicated this fact to Gold Reserve.

•      Finally, Gold Reserve implies that Rusoro does not have the operating ability to bring value to shareholders.  This claim is unfounded.  Rusoro recently acquired both the Choco 10 and Isidora mines, has restarted them both from problems that plagued their previous owners, reported record amounts of ore processed through the Choco 10 mill in November 2008, reported record low combined cash costs at the Choco 10 and Isidora mines of US$385/ounce for November 2008, and will be releasing an update in respect of the positive 4Q 2008 operations at both Choco 10 and Isidora shortly.

Rusoro has worked diligently in preparing the Bid with its Canadian and U.S. legal advisors (Blake, Cassels & Graydon LLP, Anfield, Sujir, Kennedy & Durno, Gersten Savage LLP and Dorsey & Whitney LLP), its financial advisor (Endeavour Financial International Corporation), its technical consultants (Micon International and Scott Wilson Roscoe Postle), its accounting advisor (Deloitte & Touche LLP) and its external auditors (Grant Thornton LLP and Espineira, Sheldon Y Asociados aka PricewaterhouseCoopers Venezuela).  Rusoro intends to continue to vigorously defend and overcome any distracting tactics as they may arise so that Gold Reserve shareholders can consider the Bid for themselves.

ON BEHALF OF THE BOARD

    “Andre Agapov”

Chief Executive Officer

*   *   *   *   *   *   *   *

For further information, please contact:

George Salamis, President	Ross Gatensbury, Investor Relations
Tel: +1 604 632 4044	Tel: +1 604 632 4044
Email: gsalamis@rusoro.com	Email: gates@rusoro.com

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO THE
COMPANY’S INFORMATION AGENT:

North American Toll Free Number:  1- 888-605-7615

Banks and Brokers call collect: 1-212-806-6859

Cautionary Note Regarding Forward-Looking Statements

This press release, the Take-Over Bid and Circular, including the schedules attached therein, the pro forma consolidated financial statements of the Company, and some of the material incorporated by reference into the Circular, contain certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to as “forward-looking statements”).  Forward-looking statements include possible events, statements with respect to possible events, the proposed transaction, related litigation, the business, operations and financial performance and condition of each of Rusoro and Gold Reserve and the proposed combined company, the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance coverage.  The words “plans,” “expects,” “is expected,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “believes,” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “occur” and similar expressions identify forward looking statements.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Rusoro as at the date of such statements, are inherently subject to significant business, economic, social, political and competitive uncertainties and contingencies and other factors that could cause actual results or events to differ materially from those projected in the forward-looking statements.  The estimates and assumptions of Rusoro contained or incorporated by reference in the Circular which may prove to be incorrect, include, but are not limited to, (1) that Rusoro will be successful in acquiring 100% of the outstanding Gold Reserve Equity, (2) that all required third party regulatory and governmental approvals to the Take-Over Bid will be obtained and all other conditions to completion of the transactions will be satisfied or waived, (3) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (4) permitting, development, expansion and power supply proceeding on a basis consistent with Rusoro’s current expectations; (5) permitting and development proceeding on a basis consistent with Rusoro’s current expectations; (6) the exchange rate between the Canadian dollar, the Venezuelan Bolivar and the U.S. dollar being approximately consistent with current levels; (7) certain price assumptions for gold; (8) prices for and availability of natural gas, fuel oil, electricity, parts and equipment and other key supplies remaining consistent with current levels; (9) production forecasts meeting expectations; (10) the accuracy of Rusoro’s current mineral reserve and mineral resource estimates; and (11) labour and materials costs increasing on a basis consistent with Rusoro’s current expectations.

Known and unknown factors could cause actual results or events to differ materially from those projected in the forward-looking statements.  Such factors include, but are not limited to, risks related to litigation; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; disruption to the credit markets and delays in obtaining financing; inflationary pressures; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, Venezuela or other countries in which Rusoro does or may carry on business; business opportunities that may be presented to, or pursued by Rusoro, Rusoro’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; actual results of exploration activities; the possibility of cost overruns or unanticipated expenses; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining and renewing necessary licenses and permits; the impact of Venezuelan law on Rusoro’s operations; diminishing quantities or grades of reserves; adverse changes in our credit rating; contests over title to properties, particularly title to undeveloped properties; and the occurrence of natural disasters, hostilities, acts of war or terrorism.  In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).  The following factors, amongst others, related to the business combination of Rusoro and Gold Reserve could cause actual results to differ materially from forward-looking statements, including those contained in the Circular: the Rusoro shares issued in connection with the Take-Over Bid may have a market value lower than expected; the business of Rusoro and Gold Reserve may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; and the expected combination benefits from the combination of Rusoro and Gold Reserve may not be fully realized or not realized within the expected time frame.  All of the forward-looking statements made in the Circular are qualified by these cautionary statements and those made in the Circular itself.  These factors are not intended to represent a complete list of the factors that could affect Rusoro and the combination of Rusoro and Gold Reserve.  Additional factors are noted elsewhere in the Circular and in the documents incorporated by reference therein.  Although Rusoro has attempted to identify important factors that could cause actual results or events to differ materially from those described in forward-looking statements, there may be other factors that could cause results or events not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, undue reliance should not be placed on forward-looking statements.  Rusoro undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information or future events or otherwise, except as may be required in connection with a material change in the information disclosed in the Circular or as otherwise required by law.

MORE INFORMATION AND WHERE TO FIND IT:

This press release does not constitute an offer to buy or an invitation to sell, any of the securities of Rusoro or Gold Reserve. Such an offer may only be made pursuant to a registration statement and prospectus filed with the U.S. Securities and Exchange Commission (the “SEC”) and an offer to purchase and circular filed with Canadian securities regulatory authorities.  Rusoro has filed with the SEC a Registration Statement on Form F-10, a Tender Offer Statement on Schedule TO and other documents and information, and has mailed an Offer and Circular (which is filed as an exhibit to the Registration Statement and Tender Offer Statement) to Gold Reserve shareholders and equity unitholders (collectively, the “Equityholders”) concerning the Offer and the proposed combination of Rusoro and Gold Reserve. GOLD RESERVE EQUITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE TENDER OFFER STATEMENT AND OFFER AND CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and Gold Reserve Equityholders may obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Rusoro are available free of charge from Rusoro. You should direct requests for documents to the Corporate Secretary, Rusoro Mining Ltd., Suite 2164, 1055 Dunsmuir Street, Vancouver, British Columbia V7X 1B1, telephone (604) 632-4044.

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.